Exhibit 15.1

LETTER IN LIEU OF CONSENT FOR REVIEW REPORT

We have reviewed, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the unaudited interim condensed consolidated financial statements of Megan Holdings Limited and its subsidiaries for the periods ended June 30, 2023 and 2024, as indicated in our report dated November 21, 2024, except for Notes 2 and 3 which the date are January 27, 2025; because we did not perform an audit, we expressed no opinion on that information.

We also are aware that the aforementioned report, pursuant to Rule 436(c) under the Securities Act of 1933, is not considered a part of the Registration Statement prepared or certified by an accountant or a report prepared or certified by an accountant within the meaning of Sections 7 and 11 of that Act.

San Mateo, California	WWC, P.C.
January 27, 2025	Certified Public Accountants
PCAOB ID: 1171